Exhibit 99.5

Bionomics Limited Announces Private Placement of up to $70.0 Million

ADELAIDE, Australia and CAMBRIDGE, Mass., May 31, 2024 (GLOBE NEWSWIRE) -- Bionomics Limited (Nasdaq: BNOX) (“Bionomics” or the “Company”), a clinical-stage biotechnology company developing novel, potential first-in-class, allosteric ion channel modulators to treat patients suffering from serious central nervous system (“CNS”) disorders with high unmet medical need, today announced it has entered into a securities purchase agreement with an institutional accredited investor to purchase American Depository Shares (“ADS”) (or pre-funded warrants in lieu thereof) and accompanying warrants in a three-tranche private placement.

At a combined purchase price of $0.99 per ADS (or pre-funded warrant in lieu thereof) and accompanying five (5) year cash exercise warrant (the “Initial Purchase Price”), the first tranche of the private placement consists of 1,296,486 ADSs and 6,279,905 pre-funded warrants, and accompanying cash exercise warrants to purchase up to 12,652,572 ADSs (or pre-funded warrants in lieu thereof) at the Initial Purchase Price per ADS (or pre-funded warrant in lieu thereof). The first tranche is an upfront payment to the Company of $7.5 million.

The second tranche is subject to the achievement of certain regulatory milestones related to the PTSD program, and also contains certain mandatory purchase requirements, of up to an additional $25.0 million of ADSs (or pre-funded warrants in lieu thereof) at the Initial Purchase Price per ADS (or the higher per ADS price if certain volume weighted-average share price levels and minimum trading volumes conditions are met, requiring a mandatory exercise). The second tranche is conditioned on upon the earlier of (i) receipt of formal written correspondence by the Company following planned interactions with the Food and Drug Administration (the “FDA”) or (ii) December 31, 2024.

The third tranche is subject to the achievement of certain PTSD clinical trial milestones, and also contains certain mandatory purchase requirements, of up to an additional $25.0 million of ADSs (or pre-funded warrants in lieu thereof) at the Initial Purchase Price per ADS (or the higher per ADS price if the certain volume weighted-average share price levels and minimum trading volumes conditions are met, requiring a mandatory exercise). The third tranche is conditioned on the latter of (i) completion of an interim blinded review of the planned BNC210 Phase-3 PTSD study, or (ii) December 31, 2025.

Assuming that the first, second and third tranches are consummated and exercised to the maximum extent, total gross proceeds from the private placement to the Company would be approximately $70.0 million. The private placement is expected to close on or about June 3, 2024, subject to the satisfaction of customary closing conditions.

The Company is obligated to register for resale by the investor all of the securities issued in the private placement, including the securities issuable on exercise of the accompanying and pre-funded warrants.

Leerink Partners is acting as the exclusive placement agent in connection with the financing.

The Company intends to use the net proceeds from the private placement to fund the Company’s advancement of its clinical development pipeline, business development activities, research and development, working capital and general corporate purposes. The proceeds from the first tranche of this private placement, combined with current cash, cash equivalents and marketable securities, is expected to fund operating and capital expenditures into the third quarter of 2025.

The securities to be sold in this private placement, including the securities issuable on exercise of the accompanying and pre-funded warrants, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws. The Company has agreed to file a resale registration statement with the U.S. Securities and Exchange Commission registering the resale of the securities issued and issuable in the private placement. Any offering of the securities under the resale registration statement will only be made by means of a prospectus.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

For Further Information Please Contact

General Rajeev Chandra CoSec@bionomics.com.au	Investor Relations Kevin Gardner kgardner@lifesciadvisors.com	Investor Relations Chris Calabrese ccalabrese@lifesciadvisors.com

About Bionomics Limited

Bionomics (NASDAQ: BNOX) is a clinical-stage biotechnology company developing novel, potential first-in-class, allosteric ion channel modulators to treat patients suffering from serious central nervous system (“CNS”) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc. (known as MSD outside the United States and

Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions. Bionomics’ pipeline also includes preclinical assets that target Kv3.1/3.2 and Nav1.7/1.8 ion channels being developed for CNS conditions of high unmet need.

Forward-Looking Statements

Bionomics cautions that statements included in this press release that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. The forward-looking statements are based on our current beliefs and expectations and include, but are not limited to: the closing of each tranche of the Company’s private placement financing, the achievement of certain milestones for the various tranches, the timely funding to the Company by each investor in the private placement, the timing, size and expectation of the closing of the private placement; and expectations regarding market conditions, the satisfaction of customary closing conditions related to the private placement and the anticipated use of proceeds therefrom; and the Company’s expectation that its current cash, cash equivalents, and marketable securities will fund our operations into the third quarter of 2025. The inclusion of forward-looking statements should not be regarded as a representation by Bionomics that any of its plans will be achieved. Actual results may differ materially from those set forth in this release due to the risks and uncertainties inherent in the Company’s business and other risks described in the Company’s filings with the Securities and Exchange Commission (SEC), including, but not limited to, the Company’s Annual Report on Form 20-F filed with the SEC, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Bionomics undertakes no obligation to revise or update this news release to reflect events or circumstances after the date hereof. Further information regarding these and other risks, uncertainties and other factors is included in Bionomics’ filings with the SEC, copies of which are available from the SEC’s website (www.sec.gov) and on Bionomics’ website (www.bionomics.com.au) under the heading “Investor Center.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995. Bionomics expressly disclaims all liability in respect to actions taken or not taken based on any or all the contents of this press release.